Exhibit 99.1

Company announcement – No. 11 / 2019

Zealand Pharma announces Emmanuel Dulac as new CEO

•                 Emmanuel Dulac will join Zealand Pharma as new Chief Executive Officer on April 22, 2019. Emmanuel comes from a position as Chief Commercial Officer at Alnylam Pharmaceuticals.

Copenhagen, April 5, 2019 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, has appointed Emmanuel Dulac as Chief Executive Officer. He will take up the position on April 22, 2019.

Emmanuel Dulac has 25 years of experience in the pharmaceutical industry, with a strong record of commercial and operational leadership underpinned by several senior roles in Europe and North America. Since August 2016, Emmanuel has been the Chief Commercial Officer at Alnylam Pharmaceuticals. He previously held leadership positions at Novartis, Abbott, Sanofi, and Shire.

Martin Nicklasson, Chairman of the Board of Directors at Zealand Pharma, comments: “I am delighted that Zealand has appointed Emmanuel Dulac as the new CEO. He is a seasoned and highly experienced pharma executive with a strong track record. Zealand is entering an exciting phase in its business evolution, with priorities of delivering a promising pipeline to the market, establishing a commercial presence in the US, as well as securing successful partner agreements in other markets. With Emmanuel leading an already strong and capable team, Zealand ensures successful execution on these key business priorities while continuing to grow shareholder value.

Martin Nicklasson continues: On behalf of the Board, I want to express sincere gratitude to Adam Steensberg for fulfilling the role of Interim CEO. Adam has shown exceptional leadership and poise during this transition period, while maintaining responsibility as Zealand’s Chief Medical and Development Officer.”

For further information, please contact:

Lani Pollworth Morvan, Investor Relations & Communications

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.